(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 1055)

Supplementary Announcement of the Resolutions Passed at the
Second Extraordinary General Meeting for the Year 2008

Reference is made to the announcement of the Company dated 29 September 2008 (the “Announcement”) in relation to the resolutions passed second at the second extraordinary general meeting for the Year 2008 of China Southern Airlines Company Limited (the “Company”) held on 29 September 2008 (the “EGM”).

As at the date of the EGM, there were 6,561,267,000 shares of the Company in issue, which was the total number of shares entitling the holders to attend and vote for or against the resolutions proposed at the EGM. There were no shares entitling the holder to attend and vote only against the resolutions proposed at the EGM. All the resolutions proposed at the EGM were passed. Please refer to the Announcement for the details of the results of the EGM.

By order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei
Joint Company Secretaries

Guangzhou, the People’s Republic of China
29 December 2008

As at the date of this announcement, the Directors of the Company include Li Wen Xin, Wang Quan Hua, Liu Bao Heng, Si Xian Min, Tan Wan Geng, Xu Jie Bo and Chen Zhen You as executive Directors; and Wang Zhi, Sui Guang Jun, Gong Hua Zhang and Lam Kwong Yu as independent non-executive Directors.